

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2021

Ron Zwanziger
Chief Executive Officer, Chairman and Director
LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108, Cayman Islands

> **Re: LumiraDx Limited**
> **Registration Statement on Form F-4**
> **Filed July 7, 2021**
> **File No. 333-257745**

Dear Mr. Zwanziger:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

Summary Historical Financial Information - CAH, page 13

1.   We note the revisions made in response to comment 5. Please revise the number of weighted average shares outstanding of Class A common stock subject to possible redemption to be 9,743,321 rather than 9,743.

Comparative Per Share Data, page 16

2.   We note the supporting calculations presented in footnote (2) on page 17 in response to comment 6. Please reconcile the $2,172 total equity of CAH to the amount reflected on page F-3, and address the need to recalculate book value per share.

CAH Projections, page 121

3. We note your expanded disclosures provided in response to prior comment 8. Please explain the nature of revenue accounting and lease accounting adjustments that excluded from your non-GAAP measures.

4. The revisions made to each financial projection scenario in response to prior comment 9 do not appear to materially comply with our comment. In this regard, we specifically note that:
    - You have not quantified the material assumptions underlying the Platform revenue (excluding Covid) or COVID Platform and Amira revenues, including pricing for your Platform revenue (excluding Covid) or growth rates and projected market penetration rates for both revenue streams;
    - You appear to have assumed 100% regulatory approval for the tests expected to launch for 2022 and 2023. Please explain the basis for such an assumption;
    - For the EBITDA projections, you do not identify or quantify the assumptions for production costs, sales and marketing and general and administrative costs underlying the Platform revenue (excluding COVID). In this regard, we note that Platform tests have not yet been commercially launched; and
    - For your Free Cash Flow projections, you have not addressed how you determined the material components underlying this measure.

    Please note that this is not an exhaustive list. We remind you that the level of detail provided must be sufficient enough for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions. To the extent that these projections assume changes in your historical operating trends, your disclosure must address why the projected changes in trends are appropriate.

Comparable M&A Transaction Analysis, page 125

5. We note your response to prior comment 10. Please revise your disclosures in this section to more clearly state that the Precedent Transaction Group trading multiples are based on LTM Revenue whereas the applicable financial metrics of LumiraDx are based on 2021E and 2022E Revenue and briefly discuss how the CAH Board evaluated the Precedent Transaction Group multiples and the LumiraDx multiples.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Ron Zwanziger
LumiraDx Limited
July 23, 2021
Page 3

    You may contact David Burton at 202-551-3626 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences

cc: Edwin M. O'Connor